AS
3/19

[redacted]

14048722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Washington DC
189

SEC FILE NUMBER
8- 42445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentegra Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Corporate Park Drive
(No. and Street)

White Plains	NY	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P. Pollak (914) 821-9569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry Dunn McNeil & Parker, LLC
(Name – *if individual, state last, first, middle name*)

100 Middle Street	Portland	ME	04101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen P. Pollak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentegra Distributors, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KAREN E. PERRY
Notary Public, State of New York
No. 5034157
Qualified in Westchester County
Commission Expires 10/4/14

Signature

Director and Executive Vice President

Title

Karen E. Perry

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~XXXXXXXXXXXXXXXXXX~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BerryDunn

Pentegra Distributors, Inc.

Financial Statements and Supplementary
Schedules Pursuant to
Rule 17a-5 of the Securities
Exchange Act of 1934

As of and for the year ended December 31, 2013

Pentegra Distributors, Inc.

Financial Statements and
Supplementary Schedules

As of and for the year ended December 31, 2013

Contents

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have audited the accompanying financial statements of Pentegra Distributors, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 26, 2014

Bangor, ME • Portland, ME • Manchester, NH • Charleston, WV
www.berrydunn.com

Pentegra Distributors, Inc.

Statement of Financial Condition

December 31, 2013

Assets:		
Cash	$	766,166
Prepaid expenses		23,416
Total assets	$	789,582
Liabilities and shareholder's equity:		
Accounts payable and accrued expenses	$	6,824
Due to parent		1,408
Income taxes payable		207,837
Total liabilities		216,069
Shareholder's equity:		
Common stock, $.01 par value; 100 shares authorized;		
Net cash used in financing activities:		1
Additional paid-in capital		25,351
Retained earnings		548,161
Net cash used in financing activities		573,513
Total liabilities and shareholder's equity	$	789,582

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Income

Year Ended December 31, 2013

Revenue:	
Service income	$ 575,824
Total revenue	575,824
Expenses:	
Compensation and benefits	213,101
Professional fees	26,647
Regulatory fees	33,503
Facilities	17,843
Other	28,147
Total expenses	319,241
Income before income tax expense	256,583
Income tax expense	98,093
Net cash used in financing activities:	
Net income	$ 158,490

Net cash used in financing activities

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2013

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2012	100	$ 1	$ 25,351	$ 389,671	$ 415,023
Net income	-	-	-	158,490	158,490
Balance, December 31, 2013	100	$ 1	$ 25,351	$ 548,161	$ 573,513

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 158,490
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	18,001
Decrease in accounts payable and accrued expenses	(11,176)
Increase in income taxes payable	98,093
Net cash provided by operating activities	263,408
Net cash used in financing activities:	
Decrease in due to Parent	(12,288)
Net cash used in financing activities	(12,288)
Net increase in cash	251,120
Cash at beginning of year	515,046
Cash at end of year	$ 766,166
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Organization
Pentegra Distributors, Inc. (the "Company"), a wholly owned subsidiary of Pentegra Services, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Principal Business Activities
The Company provides services in support of the retirement services business of its Parent, which involves the distribution of registered investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent.

Financial Statement Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenues are generally recognized on the accrual basis in the period services are performed.

Income Taxes
The Company is included in consolidated U.S. federal and state income tax returns with its Parent. The Parent allocates income taxes to its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal and state income taxes for the year.

Cash
Cash consists of bank deposits. The carrying amount approximates fair value because of the short maturity of this instrument.

The Company maintains its cash in a single bank account which may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant risk related to the cash account.

2. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $550,097, which was $535,692 in excess of its required net capital of $14,405. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

3. Related Party Transactions

Under an Expense Allocation and Services Fee Agreement with its Parent, the Company is charged a share of the expenses paid by its Parent proportional to the benefits the Company derives from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries. In addition, the Parent will pay the Company a service fee of ten basis points of the fair market value of all regulated investment company share assets administered by the Parent on the last day of each month. These service fees are for all services provided by registered personnel of the Company in connection with the distribution of regulated investment company shares through tax-qualified and other plans and arrangements sponsored by clients of the Parent. Revenues generated from service fees under this agreement amounted to $575,824 and represent 100 percent of the company's revenue reported on the statement of income.

Expenses allocated under this agreement of approximately $239,100 are included in compensation and benefits, professional fees, facilities and other expenses in the statement of income. In addition, the Parent acts as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid generally not later than the month following the payment. Such reimbursements for the year ended December 31, 2013 amounted to approximately $80,100.

At December 31, 2013, the Company owed the Parent $1,408.

The Parent also maintains a policy of funding the Company's losses, if any, through capital contributions.

4. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no deferred taxes. The current income tax expense is as follows:

Federal	$ 81,646
State	16,447
Total income taxes	$ 98,093

Income taxes payable reported on the statement of financial condition includes $98,093 and $109,744 for 2013 and 2011 tax liabilities, respectively, not yet settled with the Parent. Income taxes payable for 2012 have been settled with the Parent.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes, defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company has adopted these provisions and as a result of the implementation of these provisions, the Company did not have liability for unrecognized tax benefits.

5. Subsequent Events

Management has evaluated subsequent events through the date the December 31, 2013 financial statements were issued, and no events have occurred requiring recognition or disclosure.

6. Legal Contingencies

Various legal claims may arise from time to time in the normal course of business which, in the opinion of management, may or may not have a material effect on the Company's financial statements.

At December 31, 2013, the Company was not involved in any litigation or any other legal claims.

7. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC Member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody. In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no action positions taken by SEC staff over many years of which conformed to existing practices of self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reporting rules and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

Pentegra Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2013

Computation of Net Capital		
Total shareholder's equity	$	573,513
Less: Non-allowable assets		23,416
Net capital		550,097
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $216,069, or $5,000, whichever is greater		14,405
Excess net capital	$	535,692
Net cash used in financing activities:	$	216,069
Net cash used in financing activities		0.39 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part IIA of the Focus Report on Form X-17A-5 at December 31, 2013.

Pentegra Distributors, Inc.

Schedule II

Statement Pursuant to Rule 15c3-3

December 31, 2013

For the year ended December 31, 2013, the brokerage transactions of the Company were limited to the purchase and sale of registered investment companies and the Company is, therefore, exempt from Rule 15c3-3 (subparagraph (k)(1)).

BerryDunn

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

In planning and performing our audit of the financial statements of Pentegra Distributors, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Bangor, ME • Portland, ME • Manchester, NH • Charleston, WV
www.berrydunn.com

Board of Directors and Shareholder
Pentegra Distributors, Inc.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 26, 2014

BerryDunn

INDEPENDENT ACCOUNTANT'S REPORT ON AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion from Membership (Form SIPC-3) filed with the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by Pentegra Distributors, Inc. (the Company), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA) and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-3. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the claims for exclusion made by the Company in its filing of Form SIPC-3 (the distribution of shares of registered open end investment companies or unit investment trusts, and the sale of variable annuities) to revenues reported in the audited financial statements of the Company for the year ended December 31, 2013, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 26, 2014

Bangor, ME • Portland, ME • Manchester, NH • Charleston, WV
www.berrydunn.com

SIPC-3 2013

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

042445 FINRA DEC
PENTEGRA DISTRIBUTORS, INC.
ATTN COMPLIANCE OFFICER
108 CORPORATE PARK DR
WHITE PLAINS, NY 10604-3805

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature], Executive VP 2/19/2013
Authorized Signature/Title Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2013

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2013** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.



BerryDunn

